Troutman Pepper Hamilton Sanders LLP

3000 Two Logan Square, Eighteenth and Arch Streets

Philadelphia, PA 19103-2799

troutman.com

Theodore D. Edwards

theodore.edwards@troutman.com

April 8, 2022

Via EDGAR
Filing Desk

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	ArrowMark Financial Corp. Investment Company Act File No. 811-22853 Preliminary Proxy Materials

Ladies and Gentlemen:

Pursuant to Rule 14a-6(a) under the Securities Exchange Act of 1934, submitted electronically via EDGAR is a preliminary copy of the proxy statement, proxy card and notice of meeting (“2022 Preliminary Proxy Materials”) to be furnished to shareholders of ArrowMark Financial Corp. (formerly StoneCastle Financial Corp., and the “Company”), in connection with the Annual Meeting of Shareholders of the Company to be held on or about June 17, 2022 (the “2022 Annual Meeting”). At the 2022 Annual Meeting, shareholders of the Company will be asked (i) to elect two Class III Directors of the Company, and (ii) to approve an Agreement and Plan of Reorganization, pursuant to which the Company would be reorganized into a newly formed Delaware statutory trust. The Company anticipates that the definitive proxy materials will be sent as soon as practicable in May 2021, to shareholders of record on April 22, 2022.

For the Staff’s reference, please note that the proposal to approve an Agreement and Plan of Reorganization was included in the definitive proxy materials for the 2017 Annual Meeting of Shareholders filed with the Commission on (i) May 24, 2017 (SEC Accession No. 0001174947-17-000916), (ii) in the definitive proxy materials for the 2018 Annual Meeting of Shareholders filed with the Commission on April 30, 2018 (SEC Accession No. 0001174947-18-000694), (iii) in the definitive proxy materials for the 2019 Annual Meeting of Shareholders filed with the Commission on April 23, 2019 (SEC Accession No. 0001174947-19-000583), (iv) in the definitive proxy materials for the 2020 Annual Meeting of Shareholders filed with the Commission on May 19, 2020 (SEC Accession No. 0001174947-20-000681), and in the definitive proxy materials for the 2021 Annual Meeting of Shareholders filed with the Commission on May 7, 2021 (SEC Accession No. 0001174947-21-000522) (the “2017, 2018, 2019, 2020 and 2021 Proxy Materials”). The proposal and the form of Agreement and Plan of Reorganization included in the 2022 Preliminary Proxy Materials are substantially the same as the proposal and form of Agreement and Plan of Reorganization included in the 2017, 2018, 2019, 2020 and 2021 Proxy Materials previously reviewed and commented on by the Staff. In addition, although the 2022 Preliminary Proxy Materials involve the election of different directors than in prior years, the proposal to elect Class III directors is otherwise substantially similar to the proposals to elect directors in the 2017, 2018, 2019, 2020 and 2021 Proxy Materials.

U.S. Securities and Exchange Commission

April 8, 2022

Because the proposals and materials in the 2022 Preliminary Proxy Materials are substantively similar to the proposals contained in the 2017, 2018, 2019, 2020 and 2021 Proxy Materials, as counsel to the Company, we hereby respectfully request that the 2022 Preliminary Proxy Materials receive selective review by the Staff in accordance with Securities Act Release No. 6510 (February 15, 1984).

Please direct any questions concerning this letter to the undersigned at 215.981.4181 or to John P. Falco, Esq. at 215.981.4659.

Respectfully,

/s/Theodore D. Edwards

Theodore D. Edwards, Esq.

cc:	John P. Falco, Esq. Patrick J. Farrell